July 30, 2025

Susan Wyrick
Acting Chief Financial Officer
Sana Biotechnology, Inc.
188 East Blaine Street
Suite 400
Seattle, WA 98102

       Re: Sana Biotechnology, Inc.
           Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2024
           Filed March 17, 2025
           File No. 001-39941
Dear Susan Wyrick:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024
Item 1. Business
Our Pipeline, page 9

1. The pipeline table should graphically demonstrate the current status of your product candidates as well as indicate each of the material stages you will need to complete prior to regulatory approval and commercialization. In this regard:
           We note you have one column captioned "Phase 2/3," which could create the impression of fewer regulatory steps to complete or of further candidate progress.
           In future filings, please revise to add separate columns of equal width for each of
           Phase 2 and Phase 3 clinical testing.
           We note that you have included a footnote 1 to the pipeline table, which appears to be meant to identify an "investigator sponsored trial;" however, it is unclear as to which row of the pipeline table this footnote pertains to. In future filings, please revise to mark the pipeline table in the appropriate corresponding place in order for investors to better understand this graphic.
 July 30, 2025
Page 2

Intellectual Property, page 48

2. In future filings, please revise your intellectual property disclosure in relation to the company's material patents as follows:
           Clearly describe on an individual or patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or process), whether such patent is owned or licensed, the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent, or otherwise advise.
           Additionally, in light of your disclosure on page 49, it appears that certain of your patents will expire on dates beginning in 2028. Revise your discussion to identify with greater specificity any material patent(s) that will expire in the near term.
           Also, as appropriate, please provide additional risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.
License Agreement with Beam, page 56

3. Based on your disclosure on page 56, it appears that the Beam Agreement will remain in effect until the expiration of the last-to-expire royalty term. Please revise future filings to clarify when the patents underlying the royalty term are expected to expire.
License Agreement with the NIH, page 56

4. You state on page 57 that unless earlier terminated by either party, the NIH
       Agreement will expire upon expiration of the last-to-expire valid claim in the licensed patent rights. Please revise future filings to disclose when you expect such patent expiration to occur.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jennifer D. Knapp, Esq.